6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                November 2, 2005

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                              Form 20-F X Form 40-F


  Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

                  BASF Continues to Grow Profitably


    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--Nov. 2, 2005--BASF

--  Higher sales (plus 11 percent) and EBIT before special items (plus
    13 percent)

-- Earnings impacted by high raw material prices and hurricanes in the United States

--  Cost saving goals increased in North America

--  Outlook for full year 2005 improved further:

    --  Significant increase in sales and EBIT before special items

    --  Further increase in premium on cost of capital

    BASF (NYSE:BF)(FWB:BAS)(LSE:BFA) continued on its growth path in the third quarter of 2005. This was confirmed by a further improvement in the figures presented at the company's Fall Press Conference in Ludwigshafen. The strong business performance seen in the first half of the year maintained its momentum in the third quarter. The summer lull was less pronounced than expected. With strong demand on the one hand, and very high and very volatile oil prices on the other, necessary price increases could be passed on to the market only to a limited degree.
    Compared with the same quarter of 2004, sales increased by 11 percent to EUR 10.4 billion. Income from operations (EBIT) before special items rose by 13 percent to more than EUR 1.3 billion.
    Cumulative sales for the first nine months of the year rose by more than 12 percent to EUR 31 billion. BASF's profitable growth is underlined by the fact that EBIT before special items increased by 26 percent to EUR 4.5 billion.

    Optimistic outlook for the full year 2005

    Demand for BASF's products remains strong. Further increases in raw materials and energy costs continue to put pressure on margins. For the full year 2005, Dr. Jurgen Hambrecht, Chairman of the Board of Executive Directors of BASF Aktiengesellschaft, expects significantly higher sales and EBIT before special items compared with the previous year's strong level. "We therefore expect to further increase the premium earned on our cost of capital," he said.
    In the fourth quarter of 2005, BASF does not anticipate earnings to reach the strong level posted in 2004. Reasons for this include:

    -- Expected earnings impairments of EUR 120 million as a result of production losses due to the hurricanes in the United
        States.

    -- The lack of gains of EUR 80 million posted in the fourth quarter of 2004 as a result of mark-to-market accounting for derivatives associated with the weak U.S. dollar.

    Necessary price increase in all chemical segments

    BASF's Chief Financial Officer, Dr. Kurt Bock, took special note of the company's net income of EUR 808 million: "That is more than double the figure of EUR 366 million that we posted in the same quarter of 2004." At EUR 2.5 billion, net income in the first nine months of 2005 exceeded the strong level for full year 2004 by almost half a billion euros.
    The sales growth was primarily due to necessary and, in some cases, overdue price increases in all the company's chemical segments. With these price increases, BASF responded to massively higher raw material prices, which resulted in additional costs of more than EUR 1 billion in the first nine months of the year.
    After special items of EUR 65 million, third-quarter EBIT rose by 17 percent to EUR 1,262 million. The level of special items was comparable to that in previous quarters. Special items were related to restructuring measures and programs to increase efficiency at a number of sites.
    The financial result increased by EUR 303 million to EUR 176 million. About two-thirds of this increase was due to special income from the sale of the stake in Basell, which was completed on August 1, 2005.
    The increase in earnings per share to EUR 1.55 from EUR 0.67 was due to the company's continued share buyback program and the associated reduction in the number of shares outstanding.
    In the third quarter of 2005, BASF bought back shares for EUR 250 million. From January through to the end of October 2005 (cutoff:
October 27), the company bought back shares for EUR 1,228 million at an average share price of EUR 54.24. As a result, BASF has repurchased
19.3 percent of its shares since starting its share buyback program in 1999.
    At EUR 1,285 million, payments related to tangible and intangible fixed assets in the first nine months of 2005 were lower than in the same period of 2004 and, as planned, below the corresponding level of depreciation and amortization.

    Link between gas and oil prices reasonable and logical

    BASF board member Dr. John Feldmann noted in his remarks that it was both reasonable and logical to link gas prices to the price of oil. "Oil and gas compete with one another in their most common applications. Because oil is a globally traded commodity, its price is therefore the most suitable basis for long-term gas contracts. Such long-term contracts are essential for ensuring supply security for Western Europe." Furthermore, gas markets in which prices were not linked to the price of oil, such as the United Kingdom and the United States, demonstrated much greater volatility and higher average prices, said Feldmann.
    At the same time, Feldmann also stressed that BASF provides its customers with very flexible contracts via its WINGAS joint venture with the Russian gas company Gazprom: "We offer different pricing formulas that include prices based on spot markets, for example in Zeebrugge, Belgium, or fixed-price components as well as prices linked to the price of oil. The majority of our customers, however, opt for a link to the price of oil as the key pricing component."

    Higher sales in all regions

    In the third quarter of 2005, BASF recorded higher sales in all regions. Asia remained dynamic, and the economic environment in North America was robust despite the hurricanes. In parts of Europe, however, economic growth was weak, especially in Germany.
    BASF's chairman stressed the company's successful restructuring measures in North America, which, he said, were highlighted by the 25 percent increase in third-quarter EBIT before special items to EUR 110 million. BASF has also identified additional savings potential of $150 million per year in the region that is to be achieved by mid-2007. This would incur one-time costs of around $80 million, said Hambrecht.
    On top of this, the company has initiated steps to increase its EBIT in North America by $200 million per year by the end of 2007. It aims to use a Commercial Effectiveness program to increase the efficiency of its marketing activities and reduce the complexity of its business. This will be done by adjusting price structures, logistics, warehousing and business models to reflect altered market conditions.
    BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2004, BASF had approximately 82,000 employees and posted sales of more than EUR 37 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

The following information is also available on the Internet at the addresses shown:

Interim report (from 7:30 a.m. CET)
www.basf.de/interimreport (English)
www.basf.de/zwischenbericht (German)

Press release (from 7:30 a.m. CET)
www.basf.de/pressrelease (English)
www.basf.de/pressemitteilungen (German)

Live transmission of the press conference
(from 10:30 a.m. CET)
www.basf.de/pcon (English)
www.basf.de/pk (German)

Speech Dr. Jurgen Hambrecht/Dr. Kurt Bock/Dr. John Feldmann - printed version (from 10:30 a.m. CET) www.basf.de/pressconference (English) www.basf.de/pressekonferenz (German)

Press photos (from 7:30 a.m. CET)
www.basf.de/photos (English)
www.basf.de/fotos (German)

Information on BASF shares
www.basf.de/share (English)
www.basf.de/aktie (German)

Live transmission of the analysts' conference
(from 3:30 p.m. CET)
www.basf.de/share (English)
www.basf.de/aktie (German)

    Forward-looking statements

    This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.

BASF continues to grow profitably

Third-Quarter Results
July - September 2005, published on November 2, 2005

Overview BASF Group


                         3rd Quarter            January - September

                                         Change                 Change
Million EUR               2005    2004    in %   2005    2004    in %
Sales                    10,361   9,314   11.2  31,025  27,679   12.1
Income from operations
 before interest, taxes
amortization and
 depreciation (EBITDA)    1,843   1,679    9.8   6,011   5,108   17.7
Income from operations
 (EBIT) before special
 items                    1,327   1,172   13.2   4,547   3,613   25.9
Income from operations
 (EBIT)                   1,262   1,076   17.3   4,348   3,401   27.8
Financial result            176    (127)     .     139    (155)     .
Income before taxes and
 minority interests       1,438     949   51.5   4,487   3,246   38.2
Net income                  808     366  120.8   2,447   1,600   52.9
Earnings per share (EUR)   1.55    0.67  131.3    4.63    2.90   59.7
EBIT before special items
 in percent of sales       12.8    12.6      -    14.7    13.1      -
Cash provided by
 operating activities     1,929   1,579   22.2   4,010   3,785    5.9
Additions to fixed
 assets*                    408     491  (16.9)  1,620   1,475    9.8
  Excluding acquisitions    408     466  (12.4)  1,252   1,390   (9.9)
Amortization and
 depreciation*              581     603   (3.6)  1,663   1,707   (2.6)
Segment assets (end of
 period)**               28,106  27,371    2.7       -       -      -
Personnel costs           1,419   1,388    2.2   4,089   4,048    1.0
Number of employees (end
 of period)              80,695  84,784   (4.8)      -       -      -

*  Tangible and intangible fixed assets (including acquisitions)

** Tangible and intangible fixed assets, inventories and business-related receivables


Starting from January 1, 2005, the accounting and reporting of the BASF Group is performed according to International Financial Reporting Standards (IFRS). The previous year's figures have been restated in accordance with IFRS.

Contents
  1         BASF Group Business Review and Outlook
  2         Chemicals
  4         Plastics
  5         Performance Products
  6         Agricultural Products & Nutrition
  7         Oil & Gas
  8         Regions
  9         Consolidated Statements of Income
  10        Consolidated Balance Sheets
  11        Consolidated Statements of Cash Flows
  13        Consolidated Statements of Equity
  14        Segment Reporting



BASF shares                                             3rd   Jan. -
                                                     Quarter    Sept.
                                                        2005    2005
Share price (end of period)* (EUR)                    62.50         -
High* (EUR)                                           62.50     62.50
Low* (EUR)                                            53.80     50.11
Average daily trade (million shares)*                  2.76      2.74
BASF share performance**                              +13.6%    +21.9%
DAX 30 performance**                                  +10.0%    +18.5%
EURO STOXX 50 performance**                            +8.0%    +18.9%
Market capitalization (end of period)
(billion EUR)                                          33.2         -
Number of shares (end of period)
(million shares)***                                   531.7         -


News from our innovation centers
Functional coatings for modern pharmaceuticals

    BASF supports pharmaceutical manufacturers worldwide with a full range of excipients

    The coating of tablets can fulfill a variety of purposes, such as masking a bitter taste, delaying active ingredient release, enhancing consumption or modifying color. Besides sugar solutions or cellulose derivatives, innovative polymers are mainly used to coat tablets - such as those from BASF's Kollicoat(R) family. Apart from offering the possibility of creating special functions through modifications, these molecule chains have one decisive advantage: The coating with Kollicoat in modern drum coaters now requires just a few hours.
    The latest member of the product family is Kollicoat IR, an instant-release film coating based on a new polymer developed by BASF. In August 2005, Kollicoat IR was approved by the German authorities. Thanks to its excellent properties, the innovative tablet coating helps our customers to save up to 30 percent on their production costs.
    "BASF offers pharmaceutical manufacturers a full range of excipients to help turn promising active agents into successful medications," explains Dr. Jan-Peter Mittwollen of Strategic Marketing for Pharmaceuticalexcipients at BASF. Even a simple headache tablet can contain several BASF products. There are four types of excipients that can be distinguished:

    -- Binders (e.g., Kollidon(R) 30) help in the manufacturing of tablets, so that for example a tablet can still be made out of active ingredients that are difficult to compress.

    -- Disintegrants (e.g., Kollidon CL) ensure through high swelling that the tablet disintegrates quickly, allowing the active ingredient to be rapidly released.

    -- Coatings (e.g., Kollicoat IR) protect the tablets and make them easier to swallow. In addition, the film coatings control the release of the active ingredient from the tablet.

    -- Solubilizers (e.g., Solutol(R) HS 15) make it possible for a human body to accept an active ingredient that is not easily soluble in water.

    Each active ingredient places different demands on pharmaceutical technology: Acid-sensitive drugs, for example, have to be protected against aggressive gastric juices. Other active ingredients, such as antihypertensive drugs, need to be released smoothly and continuously over 24 hours. Research and innovation are not only part of the development of a new active ingredient. On average, about 15% of the price of a pharmaceutical product account for the techniques that deliver the active ingredients to their targets in the body.

News from our innovation centers
Harnessing nature to make plants healthier

    F 500 sets new standards and brings researchers nomination for prestigious German Future Prize

    Farmers around the world now rely on products based on BASF's innovative fungicide F 500(R) to protect their crops from pathogenic fungi. F 500 combats fungal diseases such as Asian soybean rust, scabby in apple trees or mildew in wine. What's special about F 500 is that it also makes crops healthier and more vital due to its positive metabolic impact. This increases yield and quality. "If we succeed in making plants healthier, this will be a great step forward for agriculture," says Hans W. Reiners, president of BASF's Agricultural Products division.
    The nomination of two BASF scientists, Dr. Hubert Sauter and Klaus Schelberger, as one of the four scientific teams for the "German Future Prize 2005 - Federal President's Award for Technology and Innovation" is a public acknowledgement of the development of the crop protection active ingredient F 500. A large number of dedicated employees helped to make F 500 reality. Projects singled out for the coveted prize are not only of outstanding scientific value, but also ripe for successful application. This year, the prize will be awarded on November 11 in Berlin.
    The first strobilurin fungicide was launched in 1996. In 2002, BASF set a new standard in this exciting class of chemistry with F
500. Sales of products containing this active ingredient have risen steadily since then. The most recent successes were achieved in the fight against Asian rust in Brazil.
    F 500 is the result of BASF's systematic research and development work. The strobiliurins derive from a chemical compound produced by a small forest mushroom, the pinecone cap (Strobiluris tenacellus), to prevent other types of mushrooms from moving in and stealing its food. This natural fungicide, strobilurin A, could not be used in agriculture because it was too sensitive to light and air. Therefore, chemists started looking for ways to change its structure without reducing the biological activity. This is how the new chemical class of strobilurins was developed, a substance with an unparalleled spectrum of activity against pathogenic fungi and a very positive environmental profile.

    BASF Group Business Review and Outlook

--      Profitable growth

    --  Sales: +11 %

    --  EBIT before special items: +13%

--  Growth impetus from new Verbund site in Nanjing, China

-- Earnings impacted by high raw material prices and hurricanes in the United States

--  Outlook for full year 2005 improved further:

    -- Sales and EBIT before special items significantly higher than in 2004

    --  Further increase in premium on cost of capital

    Sales

    Compared with the same period of 2004, we increased sales in the third quarter of 2005 by 11 % to EUR 10.4 billion. This was due to higher sales prices in our chemical businesses, higher oil prices and increased sales volumes.

Factors influencing sales in comparison
with previous year
% of sales                                  3rd Quarter   Jan. - Sept.
Volumes                                              4              2
Prices                                               6             11
Currencies                                           2             (1)
Acquisitions/divestitures                           (1)             .
Total                                               11             12

    The strong sales growth in the Chemicals segment resulted from higher sales volumes of petrochemicals and inorganics. The new Verbund site in Nanjing, China, provided significant growth impetus for the first time.
    In the Plastics segment, we achieved double-digit sales growth in the Performance Polymers and Polyure-thanes divisions.

Sales by segment, 3rd quarter 2005
Million EUR
Chemicals                                2005           2,063  14%
                                         2004           1,811
Plastics                                 2005           2,957   5%
                                         2004           2,827
Performance                              2005           2,106   2%
Products                                 2004           2,068
                                         2005           1,008 (3)%
Agricultural Products & Nutrition        2004           1,035
Oil & Gas                                2005           1,630  40%
                                         2004           1,163

    Despite the divestiture of the printing systems business in November 2004, sales also rose in the Performance Products segment due to further price increases.
    Volumes declined slightly in the Agricultural Products segment. The Fine Chemicals division continued to suffer from low prices for lysine and vitamin C.
    Sales in the Oil & Gas segment improved due to higher oil prices as well as higher sales volumes of oil and gas.

Special items

                       1st Quarter 2nd Quarter 3rd Quarter 4th Quarter

Million EUR            2005  2004  2005  2004  2005  2004  2005  2004
Special items in
  Income from
   operations           (64) (100)  (70)  (16)  (65)  (96)        175
  Financial result        -   (21)    -    (1)  222   (16)       (580)
  Income before taxes
   and minority
   interests            (64) (121)  (70)  (17)  157  (112)       (405)


    Earnings

    Compared with the same quarter of 2004, we increased income from operations (EBIT) before special items by 13% to EUR 1,327 million.
    In the Chemicals segment, earnings were below the strong level posted in the third quarter of 2004. Significantly higher raw material prices, in particular for petrochemicals, could not immediately be passed on to the market.
    The significant improvement in earnings in the Plastics segment was due primarily to a considerable increase in margins in the polyurethanes division during the course of the year.
    In the Performance Products segment, earnings were at the same level as in the third quarter of 2004 despite the divestiture of the printing systems business. This was due mainly to the Functional Polymers division.
    The Agricultural Products business posted a loss due to the seasonal nature of its business. Margins in the Fine Chemicals division remained under pressure and performance is still unsatisfactory.
    In the Oil & Gas segment, the business sector exploration and production posted significantly higher earnings. Earnings in the natural gas trading sector were negatively impacted by lower margins.
    In the third quarter, EBIT after special items rose by 17% to EUR 1,262 million.
    Special items were related to restructuring measures and programs to increase efficiency at a number of sites.
    The financial result contains special income from the sale of our stake in Basell, which was completed on August 1, 2005.

EBIT before special items, 3rd quarter 2005
Million EUR
Chemicals                                  2005            268   (27)%
                                           2004            367
Plastics                                   2005            267     48%
                                           2004            180
Performance                                2005            216      -
Products                                   2004            216
                                           2005            (23)     .
Agricultural Products & Nutrition          2004              4
Oil & Gas                                  2005            594     29%
                                           2004            459

    Income before taxes and minority interests climbed 52% to EUR
1,438 million.
    The tax rate declined to 43% from 57% in the third quarter of 2004, mainly as a result of the tax-free gain from the sale of the stake in Basell. Taxes for oil production that are noncompensable with German corporate income tax amounted to EUR 317 million in the third quarter of 2005 compared with EUR 197 million in the same period of 2004.
    Net income more than doubled to EUR 808 million. Earnings per share were EUR 1.55 compared with EUR 0.67 in the same period of the previous year.

    Outlook

    We continue to expect global chemical production to grow by approximately 3% in 2005. Growth is likely to be driven primarily by Asia, but also by North America.

    For 2005, we are forecasting an average dollar exchange rate of $1.25 per euro. We have adjusted our forecast for the average price of Brent crude in 2005 from $50 to $55 per barrel.

    Demand for our products remains strong. Further increases in raw material and energy costs continue to put pressure on our margins.
    For the full year 2005, we are expecting significantly higher sales and EBIT before special items compared with the previous year's strong level (IFRS). We therefore expect to further increase the premium earned on our cost of capital.
    In the fourth quarter of 2005, we do not expect earnings to reach the strong level posted in 2004. Reasons for this include:

    -- Expected earnings impairments of EUR 120 million as a result of production losses due to the hurricanes in the United
        States.

    -- The lack of gains of EUR 80 million posted in the fourth quarter of 2004 as a result of mark-to-market accounting for derivatives associated with the weak U.S. dollar.

    Significant events

    On September 28, BASF and SINOPEC officially inaugurated their Verbund site in Nanjing, China. BASF and SINOPEC now plan to invest in additional downstream plants and in expanding the capacity of the steam cracker at the new Nanjing site.
    On September 8, BASF, Gazprom and Eon signed a basic agreement on the construction of the North European Gas Pipeline (NEGP) through the Baltic Sea. On October 14, BASF agreed with Gazexport to procure nine billion cubic meters of Russian natural gas per year for 25 years through the NEGP for Western European consumers starting in 2010 - this corresponds to more than 200 billion cubic meters of natural gas in total.
    On October 17, BASF announced that it will transfer about EUR 3.7 billion into a newly established CTA (Contractual Trust Arrangement) by the end of 2005 to finance pension obligations. The benefit levels for employees and pensioners of BASF Aktiengesellschaft remain unchanged. As a result of this measure, BASF is improving the international comparability of its financial reporting. BASF's financial and strategic flexibility will not be affected.

    Chemicals

    --  Further significant increase in sales

    --  Earnings impaired due to decline in cracker margins

    --  Boost to sales from new plants in Nanjing, China

Overview Chemicals

                                 3rd Quarter      January - September

                                           Change               Change
Million EUR                  2005   2004    in %  2005   2004    in %
Sales                        2,063  1,811     14  5,892  5,141     15
ThereofInorganics              270    214     26    745    626     19
      Petrochemicals         1,309  1,097     19  3,672  3,063     20
      Intermediates            484    500     (3) 1,475  1,452      2
EBITDA                         408    469    (13) 1,429  1,282     11
EBIT before special items      268    367    (27) 1,109    958     16
EBIT before special items in
 percent of sales             13.0   20.3      -   18.8   18.6      -
EBIT                           259    338    (23) 1,030    907     14

    At over EUR 2 billion, sales reached a record high (volumes 9%, portfolio 3%, prices 2%). This was due primarily to higher sales volumes of petrochemicals and the expansion of our portfolio of inorganics. It was not possible to match the very strong levelof earnings posted in the same period of 2004 due to higher raw material prices and plant shutdowns as a result of the hurricanes in the United States.

    Inorganics

    The significant increase in sales was achieved thanks to the acquisition of the electronic chemicals business in April 2005 as well as higher sales volumes. Earnings were at the previous year's level. Higher purchasing costs for natural gas had a negative impact on the glues and impregnating resins business. Margins for basic inorganic chemicals improved, however.

    Petrochemicals

    Sales were boosted by strong global demand for petrochemicals together with additional sales volumes from the new plants started up in Nanjing, China. In the course of the quarter, cracker margins declined to an unsatisfactory level due to significantly lower olefin prices, in particular in Europe, and a simultaneous increase in the cost of naphtha. In North America (NAFTA), earnings were negatively impacted by plant shutdowns made necessary by the hurricanes in the United States. Margins for plasticizers and solvents were maintained, and earnings for alkylene oxides and glycols improved. Our new world-scale plants in Nanjing, China, are operating at a high capacity utilization rate. We are planning to expand the capacity of the steam cracker at our Verbund site in Antwerp, Belgium, to more than 1 million metric tons of ethylene per year.

    Intermediates

    The rigorous implementation of our "value over volume" strategy enabled us to raise prices. Sales volumes were to some extent impaired by the textiles dispute between China, the United States and the European Union. Overall, sales declined slightly. Lower capacity utilization and higher raw material costs led to a decline in earnings.

    Plastics

    --  Sales growth due to higher prices and increased sales volumes

    --  Improved earnings in Polyurethanes and Performance Polymers

    -- Globalexpansion of innovative and cost-effective HPPO technology

Overview Plastics
                                 3rd Quarter      January - September
                                           Change               Change
Million EUR                  2005   2004    in %  2005   2004    in %
Sales                        2,957  2,827      5  8,681  7,656     13
ThereofStyrenics             1,135  1,276    (11) 3,399  3,213      6
      Performance Polymers     743    644     15  2,164  1,906     14
      Polyurethanes          1,079    907     19  3,118  2,537     23
EBITDA                         382    293     30  1,162    859     35
EBIT before special items      267    180     48    810    515     57
EBIT before special items in
 percent of sales              9.0    6.4      -    9.3    6.7      -
EBIT                           260    169     54    808    494     64

    The sales growth (volumes 2%, portfolio -1 %, prices 2%, currencies 2%) was primarily the result of higher sales prices in the Polyurethanes division as well as higher sales volumes in the Performance Polymers division. The significant rise in earnings was mainly due to the improvement in the polyurethanes business and simultaneous cost reductions. The Performance Polymers division also posted higher earnings. Margins for styrenics, however, remained under pressure.

    Styrenics

    The decline in sales compared with the strong third quarter of 2004 was due to lower sales prices and sales volumes. This was essentially the result of weaker global demand and the divestiture of the polystyrene business in the United States. High and volatile raw material prices continued to impact earnings.

    Performance Polymers

    Price increases to pass on higher raw material costs and higher sales volumes of polyamide in all regions led to an increase in sales.
    In Asia, we further expanded our engineering plastics business and increased compounding capacities at our site in Pasir Gudang, Malaysia. The growth in earnings was due mainly to higher volumes, since margins remained generally stable. In August this year, we acquired Leuna-Miramid GmbH to further extend our leading position in engineering plastics in Europe. Closing for this deal is expected in November 2005.

    Polyurethanes

    We increased sales in all regions thanks to significant price increases and slightly higher sales volumes. The TDI business acquired from Huntsman in July 2005 also contributed to the sales growth. Earnings rose significantly.
    In early 2006, BASF and Dow plan to start work on the construction of a propylene oxide plant at BASF's Verbund site in Antwerp, Belgium. The new plant will employ the cost-effective, innovative HPPO technology. New plants are also planned in the United States and in Asia.

    Performance Products

    --  Sales increase further despite divestiture

    --  Earnings in Functional Polymers remain strong

    --  High capacity utilization at new plants in Nanjing, China

Overview Performance Products
                                 3rd Quarter      January - September
                                           Change               Change
Million EUR                  2005   2004    in %  2005   2004    in %
Sales                        2,106  2,068      2  6,112  6,026      1
ThereofPerformance Chemicals   722    830    (13) 2,150  2,451    (12)
      Coatings                 561    516      9  1,588  1,541      3
      Functional Polymers      823    722     14  2,374  2,034     17
EBITDA                         299    307     (3)   969    922      5
EBIT before special items      216    216      -    713    659      8
EBIT before special items in
 percent of sales             10.3   10.4      -   11.7   10.9      -
EBIT                           209    214     (2)   715    647     11

    Thanks to further price increases, sales rose despite the divestiture of the printing systems business in November 2004 (volumes -1 %, portfolio -5%, prices 6%, currencies 2%). Earnings remained at the previous year's level. The Functional Polymers division continued on its profitable growth path in the third quarter of 2005 and made a significant contribution to the segment's strong profitability.

    Performance Chemicals

    Sales from ongoing business were increased in all regions due to higher sales prices, although higher volumes were posted only for performance chemicals for the automotive and oil industry. The positive earnings trend for performance chemicals for detergents and formulators and for the automotive and oil industry was unable to offset fully the decline in earnings for performance chemicals for coatings, plastics and specialties, and for leather.

    Coatings

    Sales rose due to strong sales volumes of automotive (OEM) coatings in Europe and North America (NAFTA) and thanks to brisk business with automotive refinish coatings in North America. Earnings declined because of further increases in raw material costs, which could not be passed on quickly, in particular in the automotive coatings business. To strengthen our portfolio of industrial coatings, we agreed to acquire the coil coatings business of Rhenania Coatings GmbH in October 2005. The deal is expected to close by the end of this year.

    Functional Polymers

    We increased sales further in all regions, in particular due to the contribution from acrylic monomers, adhesive raw materials and dispersions for decorative paints. Sales grew faster than the market thanks to price increases. Compared with the same period of 2004, earnings rose significantly as a result of better margins and high capacity utilization. The integrated plant complex to produce acrylic acid at the site in Nanjing, China, has been producing at a very high capacity utilization rate since it went on stream.

    Agricultural Products & Nutrition

    --  Agricultural Products: Sales and earnings down slightly on
        2004

    --  Fine Chemicals: Earnings affected by lysine

Overview Agricultural Products
                                  3rd Quarter     January - September
                                           Change               Change
Million EUR                    2005  2004   in %  2005   2004    in %
Sales                           576   591     (3) 2,578  2,645     (3)
EBITDA                           43    45     (4)   726    653     11
EBIT before special items       (24)  (11)  (118)   547    482     13
EBIT before special items in
 percent of sales              (4.2) (1.9)     -   21.2   18.2      -
EBIT                            (12)  (29)    59    563    440     28

    Third-quarter sales (volumes-2%, prices/currencies -1 %) and earnings were lower than in the same period of 2004. In North America, soybean rust has spread to a lesser extent than was initially expected. Sales volumes declined slightly. We systematically increased spending on research and development.
    We further optimized our portfolio by selling our non-European business with the herbicide imazamethabenz to the Australian company Nufarm in September 2005. This resulted in special income. In South America, the business made a good start to the new season in the second half of the quarter.

Overview Fine Chemicals
                                  3rd Quarter     January - September
                                           Change               Change
Million EUR                    2005  2004   in %  2005   2004    in %
Sales                           432   444     (3) 1,249  1,358     (8)
EBITDA                           34    41    (17)    96    189    (49)
EBIT before special items         1    15    (93)    28     95    (71)
EBIT before special items in
 percent of sales               0.2   3.4      -    2.2    7.0      -
EBIT                              1     3    (67)     2     82    (98)

    Sales volumes increased for numerous products, including fat-soluble vitamins, organic acids and aroma chemicals. The Fine Chemicals division nevertheless continued to suffer from low market prices for the important products lysine and vitamin C. This had a negative impact on sales (volumes 5%, portfolio -2%, prices -7%, currencies 1%) and earnings.
    Earnings were also affected by a further increase in raw material costs.
    The acquisition of the Swiss fine chemical company Orgamol successfully closed on October 1, 2005. This transaction will strengthen our pharma contract manufacturing business.

    Oil & Gas

    -- Exploration and production: Higher oil price and increased production

    -- Natural gas trading: Strong sales growth, but margins impacted by higher import prices

Overview Oil & Gas               3rd Quarter      January - September
                                           Change               Change
Million EUR                  2005   2004    in %  2005   2004    in %
Sales                        1,630  1,163     40  5,120  3,647     40
Thereof Exploration and
 production                    904    643     41  2,459  1,754     40
   Natural gas trading         726    520     40  2,661  1,893     41
EBITDA                         697    582     20  1,973  1,454     36
Thereof Exploration and
 production                    644    463     39  1,712  1,118     53
   Natural gas trading          53    119    (55)   261    336    (22)
EBIT before special items      594    459     29  1,657  1,141     45
Thereof Exploration and
 production                    572    371     54  1,491    898     66
   Natural gas trading          22     88    (75)   166    243    (32)
EBIT before special items in
 percent of sales             36.4   39.5      -   32.4   31.3      -
Thereof Exploration and
 production                   63.3   57.7      -   60.6   51.2      -
   Natural gas trading         3.0   16.9      -    6.2   12.8      -
EBIT                           594    459     29  1,657  1,148     44
Thereof Exploration and
 production                    572    371     54  1,491    905     65
   Natural gas trading          22     88    (75)   166    243    (32)

    In the third quarter, a record average price for Brent crude of $61.63 per barrel and higher production volumes caused sales to rise significantly (volumes 4%, prices/currencies 36%), as did an expansion in natural gas trading. Earnings before oil production taxes included in tax expense increased by EUR 135 million.
    In the exploration and production business sector, the significant increase in sales and earnings was primarily due to the significant increase in crude oil prices. The average price of Brent crude was approximately $20 (EUR 17) higher per barrel compared with the same period of 2004. Furthermore, production of oil, condensate and natural gas was raised.
    The pipeline through the North Sea linking the Mittelplate drilling and production island to the Dieksand land station in Germany started operations as scheduled in September 2005.
    We succeeded in increasing sales volumes and sales in the natural gas trading business sector. However, margins and earnings were significantly lower compared with the same period of 2004 because the terms of sales contracts did not allow sales prices to be adjusted immediately to reflect constantly increasing import prices for natural gas. In 2004, third-quarter earnings also contained a one-time payment from an arbitration settlement.
    In September, we signed a basic agreement with our Russian partner Gazprom and Eon on the construction of the North European Gas Pipeline
(NEGP) through the Baltic Sea. Furthermore, in October BASF agreed with Gazexport to procure a totalof 200 billion cubic meters of natural gas through the NEGP over a period of 25 years starting in 2010.

    Regions

    --  Sales growth in all regions

    --  North America: Additional measures to improve earnings

    -- Asia: New Verbund site in Nanjing, China, exceeds ambitious goals

Overview Regions                 Sales                  Sales
                         (location of company)  (location of customer)
                                         Change                 Change
Million EUR               2005    2004    in %   2005    2004    in %
3rd Quarter
Europe                    5,802   5,370      8   5,436   5,058      7
  Thereof Germany         3,927   3,610      9   2,097   1,728     21
North America (NAFTA)     2,291   2,042     12   2,266   2,058     10
Asia Pacific              1,645   1,323     24   1,820   1,413     29
South America, Africa,
 Middle East                623     579      8     839     785      7
                         10,361   9,314     11  10,361   9,314     11
January - September
Europe                   18,082  16,563      9  17,116  15,625     10
  Thereof Germany        12,378  11,141     11   6,351   5,515     15
North America (NAFTA)     7,141   6,164     16   7,097   6,207     14
Asia Pacific              4,395   3,590     22   4,746   3,907     21
South America, Africa,
 Middle East              1,407   1,362      3   2,066   1,940      6
                         31,025  27,679     12  31,025  27,679     12


Overview Regions                             EBIT before special items
                                                               Change
Million EUR                                   2005     2004      in %
3rd Quarter
Europe                                         1,015      889      14
  Thereof Germany                                703      623      13
North America (NAFTA)                            110       88      25
Asia Pacific                                     113      106       7
South America, Africa, Middle East                89       89       -
                                               1,327    1,172      13
January - September
Europe                                         3,348    2,739      22
  Thereof Germany                              2,217    1,928      15
North America (NAFTA)                            732      391      87
Asia Pacific                                     295      272       8
South America, Africa, Middle East               172      211     (18)
                                               4,547    3,613      26

    Third-quarter sales by location of company in Europe increased by 8%. EBIT before special items rose by EUR 126 million to EUR 1,015 million. The Oil & Gas segment was mainly responsible for the sales and earnings growth.
    In North America, sales by location of company improved by 12% in dollar terms, and EBIT before special items improved by EUR 22 million to EUR 110 million. Production losses due to the hurricanes negatively impacted sales and earnings. In addition to the cost savings of $250 milion we have already achieved, we are now working to save a further $150 million in the region by mid-2007. In the same period, we are planning to increase EBIT by $200 million by means of even more effective market activities.
    In Asia Pacific, companies increased sales in local currencies by 21 %. EBIT before special items rose EUR 7 million to EUR 113 million. This was due to the new Verbund site in Nanjing, China, and the successful polyurethanes business in Korea.
    In South America, Africa, Middle East, sales by location of company declined 8% in local currency terms. EBIT before special items was unchanged at EUR 89 million. The Agricultural Products division made a good start to the new season in the second half of the quarter. In the Performance Products segment, we increased sales and earnings thanks to substantially higher sales volumes of decorative paints.

Consolidated Statements of Income

                               3rd Quarter       January - September
                                         Change                 Change
Million EUR                2005   2004    in %   2005    2004    in %
Sales                     10,361  9,314   11.2  31,025  27,679   12.1
Cost of sales              7,277  6,423   13.3  21,205  18,784   12.9
Gross profit on sales      3,084  2,891    6.7   9,820   8,895   10.4
Selling expenses           1,083  1,128   (4.0)  3,172   3,385   (6.3)
General and administrative
 expenses                    194    180    7.8     551     528    4.4
Research and development
 expenses                    326    309    5.5     901     850    6.0
Other operating income        96     64   50.0     278     271    2.6
Other operating expenses     315    262   20.2   1,126   1,002   12.4
Income from operations     1,262  1,076   17.3   4,348   3,401   27.8
(Expenses)/income from
 financial assets            219     (2)     .     332      56  492.9
Interest result              (40)   (50)  20.0    (131)   (159)  17.6
Other financial results       (3)   (75)  96.0     (62)    (52) (19.2)
Financial result             176   (127)     .     139    (155)     .
Income before taxes and
 minority interests        1,438    949   51.5   4,487   3,246   38.2
Income taxes                 622    537   15.8   1,941   1,534   26.5
Net income before minority
 interests                   816    412   98.1   2,546   1,712   48.7
Minority interests             8     46  (82.6)     99     112  (11.6)
Net income                   808    366  120.8   2,447   1,600   52.9
Earnings per share (EUR  )  1.55   0.67  131.3    4.63    2.90   59.7
Number of shares, in
 million (weighted)          521    546   (4.6)    528     551   (4.2)

    The interim financial statements have not been audited. From January 1, 2005, the financial statements were prepared in accordance with International Financial Reporting Standards (IFRS); the previous year's figures have been restated. The transition in accounting and valuation methods and the reconciliation to IFRS for the 2004 figures are described on page 15 ff of the Interim Report for the first quarter of 2005.
    As of the second quarter of 2005, we record the current expenses or income from combined interest rate and currency swaps in the interest result rather than under other financial results. The previous year's figures have been restated to allow comparison.

Consolidated Balance Sheets

Assets                      Sept. 30, Sept. 30, Change Dec. 31, Change
Million EUR                      2005      2004   in %     2004   in %
Long-term assets
Intangible assets              3,710     3,840   (3.4)   3,610    2.8
Property, plant and
 equipment                    13,659    13,580    0.6   13,007    5.0
Investments accounted for
 using the equity method         241     1,684  (85.7)   1,092  (77.9)
Other financial assets           936       931    0.5      941   (0.5)
Deferred taxes                 1,088     1,080    0.7    1,067    2.0
Other long-term assets           616       600    2.7      598    3.0
                              20,250    21,715   (6.7)  20,315   (0.3)
Short-term assets
Inventories                    5,354     4,716   13.5    4,645   15.3
Accounts receivable, trade     6,306     6,126    2.9    5,861    7.6
Other receivables and
 miscellaneous short-term
 assets                        1,804     1,964   (8.1)   2,073  (13.0)
Liquid funds                   4,311     1,582  172.5    2,291   88.2
                              17,775    14,388   23.5   14,870   19.5
Total assets                  38,025    36,103    5.3   35,185    8.1



Stockholders' equity and liabilities
Million EUR                 Sept. 30, Sept. 30, Change Dec. 31, Change
                                 2005      2004   in %     2004   in %
Stockholders' equity
Subscribed capital             1,330     1,396   (4.7)   1,384   (3.9)
Capital surplus                3,078     3,016    2.1    3,022    1.9
Retained earnings             12,579    12,028    4.6   12,154    3.5
Other comprehensive income       572         5      .     (166)     .
Minority interests               444       371   19.7      347   28.0
                              18,003    16,816    7.1   16,741    7.5
Long-term liabilities
Provisions for pensions and
 similar obligations           3,930     3,949   (0.5)   3,866    1.7
Other provisions               2,455     2,391    2.7    2,385    2.9
Deferred taxes                   991       656   51.1      817   21.3
Financial indebtedness         3,561     1,888   88.6    1,845   93.0
Other liabilities                954     1,020   (6.5)   1,043   (8.5)
                              11,891     9,904   20.1    9,956   19.4
Short-term liabilities
Accounts payable, trade        2,332     2,739  (14.9)   2,372   (1.7)
Provisions                     2,896     2,626   10.3    2,508   15.5
Tax liabilities                  969       886    9.4      644   50.5
Financial indebtedness           318     1,533  (79.3)   1,453  (78.1)
Other liabilities              1,616     1,599    1.1    1,511    6.9
                               8,131     9,383  (13.3)   8,488   (4.2)
Total stockholders' equity
 and liabilities              38,025    36,103    5.3   35,185    8.1



Consolidated Statements of Cash Flows
                                                      January
                                                    -September
Million EUR                                               2005   2004
Net income                                              2,447   1,600
Depreciation and amortization of long-term
 assets                                                 1,663   1,739
Changes in net working capital                            199     505
Miscellaneous items                                      (299)    (59)
Cash provided by operating activities                   4,010   3,785
Payments related to tangible and intangible
 fixed assets                                          (1,285) (1,425)
Acquisitions/divestitures                               1,017       5
Financial investments and other items                     109    (298)
Cash used in investing activities                        (159) (1,718)
Proceeds from capital increases/(decreases)            (1,115)   (548)
Changes in financial indebtedness                         230    (220)
Dividends                                                (945)   (825)
Cash used in financing activities                      (1,830) (1,593)
Net changes in cash and cash equivalents                2,021     474
Cash and cash equivalents as of beginning of
 year and other changes                                 2,125     539
Cash and cash equivalents                               4,146   1,013
Marketable securities                                     165     569
Liquid funds                                            4,311   1,582

The previous year's figures were restated due the transition to IFRS. There were no significant changes.

    At EUR 4,010 million, cash provided by operating activities in the first three quarters was EUR 225 million higher than in the same period of 2004. This was due primarily to higher earnings. Net working capital decreased even though we expanded our business.
    Cash used in investing activities led to a cash outflow of EUR 159 million compared with EUR 1,718 million in the first nine months of 2004. At EUR 1,285 million, payments related to tangible and intangible fixed assets were below the previous year's level and were significantly lower than the level of depreciation and amortization on fixed assets. The net effect of acquisitions and divestitures rose to EUR 1,017 million due to the sale of our stake in Basell.
    In cash used in financing activities, share buybacks and dividend payments led to a cash outflow of EUR 2.1 billion. In the first nine months of 2005, we bought back 21 million shares for EUR 1,124 million or an average of EUR 53.77 per share.
    Liquid funds increased by EUR 2,020 million since the end of 2004 to EUR 4,311 million, and at EUR 3,879 million, financial indebtedness was EUR 581 million higher than on December 31, 2004. As of September 30, 2005, net liquidity was EUR 432 million compared with net debt of EUR 1,007 mil lion at the end of 2004. The equity ratio was 47%.

Consolidated Statements of Equity

January - September 2005               Number of
Million EUR                            subscribed
                                       shares       Subscribed Capital
                                       outstanding  capital    surplus
As of January 1, 2005                  540,440,410      1,384   3,022
Share buyback and cancellation of
 shares including own shares intended
 to be cancelled                       (20,902,229)       (54)     56
Capital injection by minority
 interests                                       -          -       -
Dividends paid                                   -          -       -
Net income                                       -          -       -
Change in other comprehensive
income*                                          -          -       -
Conditional capital: Exercise of
 conversion rights by former
 Wintershall shareholders                      819          -       -
Change in scope of consolidation
and other changes                                -          -       -
As of September 30, 2005               519,539,000      1,330   3,078


January - September 2005             Other                    Stock-
Million EUR                Retained  comprehensive  Minority  holders'
                           earnings  income         interests equity
As of January 1, 2005        12,154           (166)      347   16,741
Share buyback and
 cancellation of shares
 including own shares
 intended to be cancelled    (1,126)             -         -   (1,124)
Capital injection by
 minority interests               -              -        10       10
Dividends paid                 (904)             -       (41)    (945)
Net income                    2,447              -        99    2,546
Change in other
 comprehensive
income*                           -            738        27      765
Conditional capital:
 Exercise of conversion
 rights by former
 Wintershall shareholders         -              -         -        0
Change in scope of
 consolidation
and other changes                 8              -         2       10
As of September 30, 2005     12,579            572       444   18,003



January - September 2004               Number of
Million EUR                            subscribed
                                       shares       Subscribed Capital
                                       outstanding  capital    surplus
As of January 1, 2004                  556,643,410      1,425   2,983
Share buyback and cancellation of
 shares including own shares intended
 to be cancelled                       (11,493,000)       (29)     29
Capital injection by minority
 interests                                       -          -       -
Dividends paid                                   -          -       -
Net income                                       -          -       -
Change in other comprehensive
income*                                          -          -       -
Change in scope of consolidation
and other changes                                -          -       4
As of September 30, 2004               545,150,410      1,396   3,016


January - September 2004             Other                    Stock-
Million EUR                Retained  comprehensive Minority   holders'
                           earnings  income        interests  equity
As of January 1, 2004        11,673             28       403   16,512
Share buyback and
 cancellation of shares
 including own shares
 intended to be cancelled      (492)             -         -     (492)
Capital injection by
 minority interests               -              -       (60)     (60)
Dividends paid                 (774)             -       (51)    (825)
Net income                    1,600              -       112    1,712
Change in other
 comprehensive
income*                           -            (23)      (66)     (89)
Change in scope of
 consolidation
and other changes                21              -        33       58
As of September 30, 2004     12,028              5       371   16,816

* Contains income-neutral changes in equity (in particular, translation adjustments and changes in the market value of financial instruments)



Segment Reporting

Segments
Million EUR               Sales                 EBITDA
3rd Quarter                 2005   2004    in %   2005    2004    in %
Chemicals                  2,063  1,811   13.9     408     469  (13.0)
Plastics                   2,957  2,827    4.6     382     293   30.4
Performance Products       2,106  2,068    1.8     299     307   (2.6)
Agricultural Products &
 Nutrition                 1,008  1,035   (2.6)     77      86  (10.5)
  Agricultural Products      576    591   (2.5)     43      45   (4.4)
  Fine Chemicals             432    444   (2.7)     34      41  (17.1)
Oil & Gas                  1,630  1,163   40.2     697     582   19.8
Other*                       597    410   45.6     (20)    (58)  65.5
                          10,361  9,314   11.2   1,843   1,679    9.8

                          Research and
3rd Quarter               development expenses  Assets**
Chemicals                     34     26   30.8   5,993   5,374   11.5
Plastics                      33     35   (5.7)  6,440   6,426    0.2
Performance Products          55     61   (9.8)  4,864   5,082   (4.3)
Agricultural Products &
 Nutrition                    98     91    7.7   6,453   6,549   (1.5)
  Agricultural Products       80     67   19.4   5,164   5,211   (0.9)
  Fine Chemicals              18     24  (25.0)  1,289   1,338   (3.7)
Oil & Gas                     58     49   18.4   4,356   3,940   10.6
Other*                        48     47    2.1   9,919   8,732   13.6
                             326    309    5.5  38,025  36,103    5.3


Segments                     Income from          Income from
Million EUR                  operations           operations
                             before special items (EBIT)
3rd Quarter                   2005   2004    in %  2005   2004    in %
Chemicals                      268    367  (27.0)   259    338  (23.4)
Plastics                       267    180   48.3    260    169   53.8
Performance Products           216    216      -    209    214   (2.3)
Agricultural Products &
 Nutrition                     (23)     4      .    (11)   (26)  57.7
  Agricultural Products        (24)   (11)     .    (12)   (29)  58.6
  Fine Chemicals                 1     15  (93.3)     1      3  (66.7)
Oil & Gas                      594    459   29.4    594    459   29.4
Other*                           5    (54)     .    (49)   (78)  37.2
                             1,327  1,172   13.2  1,262  1,076   17.3

                             Additions to fixed   Amortization and
3rd Quarter                  assets***            depreciation***
Chemicals                       77    114  (32.5)   149    131   13.7
Plastics                       113    102   10.8    122    124   (1.6)
Performance Products            61     62   (1.6)    90     93   (3.2)
Agricultural Products &
 Nutrition                      33     60  (45.0)    88    112  (21.4)
  Agricultural Products         22     22      -     55     74  (25.7)
  Fine Chemicals                11     38  (71.1)    33     38  (13.2)
Oil & Gas                      106    120  (11.7)   103    123  (16.3)
Other*                          18     33  (45.5)    29     20   45.0
                               408    491  (16.9)   581    603   (3.6)



Segments
Million EUR              Sales                  EBITDA
January - September        2005    2004    in %   2005    2004    in %
Chemicals                 5,892   5,141   14.6   1,429   1,282   11.5
Plastics                  8,681   7,656   13.4   1,162     859   35.3
Performance Products      6,112   6,026    1.4     969     922    5.1
Agricultural Products &
 Nutrition                3,827   4,003   (4.4)    822     842   (2.4)
  Agricultural Products   2,578   2,645   (2.5)    726     653   11.2
  Fine Chemicals          1,249   1,358   (8.0)     96     189  (49.2)
Oil & Gas                 5,120   3,647   40.4   1,973   1,454   35.7
Other*                    1,393   1,206   15.5    (344)   (251) (37.1)
                         31,025  27,679   12.1   6,011   5,108   17.7

                         Research and
January - September      development expenses   Assets**
Chemicals                    89      78   14.1   5,993   5,374   11.5
Plastics                    102      99    3.0   6,440   6,426    0.2
Performance Products        152     171  (11.1)  4,864   5,082   (4.3)
Agricultural Products &
 Nutrition                  276     258    7.0   6,453   6,549   (1.5)
  Agricultural Products     223     191   16.8   5,164   5,211   (0.9)
  Fine Chemicals             53      67  (20.9)  1,289   1,338   (3.7)
Oil & Gas                   128     111   15.3   4,356   3,940   10.6
Other*                      154     133   15.8   9,919   8,732   13.6
                            901     850    6.0  38,025  36,103    5.3


Segments                     Income from          Income from
Million EUR                  operations           operations
                             before special items (EBIT)
January - September           2005   2004    in %  2005   2004    in %
Chemicals                    1,109    958   15.8  1,030    907   13.6
Plastics                       810    515   57.3    808    494   63.6
Performance Products           713    659    8.2    715    647   10.5
Agricultural Products &
 Nutrition                     575    577   (0.3)   565    522    8.2
  Agricultural Products        547    482   13.5    563    440   28.0
  Fine Chemicals                28     95  (70.5)     2     82  (97.6)
Oil & Gas                    1,657  1,141   45.2  1,657  1,148   44.3
Other*                        (317)  (237) (33.8)  (427)  (317) (34.7)
                             4,547  3,613   25.9  4,348  3,401   27.8

                             Additions to fixed   Amortization and
January - September          assets***            depreciation***
Chemicals                      534    432   23.6    399    375    6.4
Plastics                       315    314    0.3    354    365   (3.0)
Performance Products           249    196   27.0    254    275   (7.6)
Agricultural Products &
 Nutrition                      97    171  (43.3)   257    320  (19.7)
  Agricultural Products         48     58  (17.2)   163    213  (23.5)
  Fine Chemicals                49    113  (56.6)    94    107  (12.1)
Oil & Gas                      356    264   34.8    316    306    3.3
Other*                          69     98  (29.6)    83     66   25.8
                             1,620  1,475    9.8  1,663  1,707   (2.6)


* "Other" includes the fertilizers business and other businesses as well as expenses, income and assets not allocated to the segments. This item also includes foreign currency results from financial indebtedness that are not allocated to the segments as well as from currency positions that are macro-hedged (EUR 19 million in the third quarter (previous year EUR 3 million) and EUR (120) million in the first nine months (previous year EUR 1 million)).

** The assets of "Other" includes the assets of the fertilizers business and other businesses as well as assets that are not allocated to the segments (financial assets, liquid funds, financial receivables, deferred taxes; 3rd quarter 2005: EUR 8,252 million, 3rd quarter 2004: EUR 7,155 million).

*** Tangible and intangible fixed assets


    Forward-looking statements

    This report contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. (The Annual Report on Form 20-F is available on the Internet at www.basf.com.) We do not assume any obligation to update the forward-looking statements contained in this report.

    --  Important Dates

    --  February 22, 2006 Financial Results 2005

    --  May 4, 2006 Annual Meeting, Mannheim Interim Report First
        Quarter 2006

    --  August 2, 2006 Interim Report Second Quarter 2006

    --  November 2, 2006 Interim Report Third Quarter 2006


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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             BASF Aktiengesellschaft


Date: November 2, 2005       By:/s/ Elisabeth Schick
                                ------------------------------------
                                Name: Elisabeth Schick
                                Title: Director Site Communications Ludwigshafen and Europe


                             By:/s/ Christian Schubert
                                ------------------------------------
                                Name: Christian Schubert
                                Title: Director Corporate Communications
                                BASF Group